SADOT GROUP INC.

295 E. RENFRO STREET, SUITE 209

BURLESON, TEXAS 76028

November 21, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sadot Group Inc.
Request for Withdrawal of Registration Statement
Form S-1 File No. 333-291565

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sadot Group Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-291565), initially publicly filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2025 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue, at this time, the offering of securities to which the Registration Statement relates. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company further requests that, in accordance with Rule 457 under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this matter, please do not hesitate to contact Stephen Fleming, the Company’s legal counsel, at 516-902-6567.

Sincerely yours,

Sadot Group Inc.

By: /s/ Chagay Ravid
Name: Chagay Ravid
Title: Chief Executive Officer